PE
4-1-02


02031314

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
APR 11 2002
WASH. D.C. 164 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing Company Limited

April 09, 2002

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of March 2002.

1) Sales volume (NT$: Thousand)

Time	*Items*	*2001*	*2000*	*Changes*	(%)
Mar	*Invoice amount*	14,496,169	12,251,757	2,244,412	18.32%
Jan - Dec	*Invoice amount*	38,609,740	39,642,880	-1,033,140	-2.61%
Mar	*Net sales*	12,276,775	11,749,678	527,097	4.49%
Jan - Dec	*Net sales*	35,789,714	39,520,746	-3,731,032	-9.44%

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*March*	*Bal. As of period end*
TSMC	36,265,106	-	-
TSMC's subsidiaries	0	(1,120)	350,000

3) Endorsements and quarantees (NT$ Thousand)

	Limit of endorsements	*March*	*Bal. As of period end*
TSMC	54,397,659	(83,776)	26,180,000
TSMC's subsidiaries	N/A		0
TSMC endorses for subsidiaries		(83,776)	26,180,000
TSMC's subsidiaries endorse for TSMC		0	0
TSMC endorses for PRC companies		0	0
TSMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	4,332,645,000
		EUR:	36,000,000
	Assets:	US$	1,270,000,000
Financial instruments			FX forward contracts
Realized profit (loss)			NT$42,274,591

a-2. Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	Liabilities:	NT$5,000,000,000
Financial instruments		Interest rate swap
Realized profit (loss)		-

b. Trading purpose: None.

TSMC Monthly Sales Report – March 2002

Hsin-Chu, Taiwan, April 9, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced that net sales for March 2002 totaled NT$12,277 million, while revenues from January to March 2002 were NT$35,790 million.

Dr. Rick Tsai, president of TSMC, noted that as a result of a continuing pick-up in demand, unit sales in March, 2002 increased on a month-over-month comparison. Consequently, revenues for March 2002 registered a 7.1% increase in comparison with those of February, 2002 and a 4.5% increase over the same period a year ago. Despite the fact that the first quarter is typically the low point of the year for semiconductor sales, TSMC's revenues in the first quarter of 2002 grew 8.3% compared to the fourth quarter of 2001, as expected.

Dr. Tsai also stated that orders from customers for the second quarter of 2002 will exceed those of the first quarter of 2002. Therefore, revenues for the second quarter of 2002 are expected to move upward continually.

# # #

Sales Report: (Unit: NT$ million)

Net Sales	2002(1)	2001	Growth
March	12,277	11,750	4.5%
January through March	35,790	39,521	-9.4%

(1): Year 2002 figures have not been audited.

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 03-5673338 (O)
0928-882-607 (Mobile)
Fax: 03-5670121
E-Mail: jhtzeng@tsmc.com.tw

For further information, please contact:

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 9, 2002

By 

Harvey Chang

Senior Vice President & Chief Financial Officer